                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12B-25

                                                  Commission File Number 0-11480
                                                                         -------
                           NOTIFICATION OF LATE FILING

         (Check one):       [ ] Form 10-KSB  [ ] Form 11-K
                            [ ] Form 20-F    [X] Form 10-QSB  [ ] Form N-SAR

         For Period Ended:                   March 31, 2001
                           -----------------------------------------------------

[ ]  Transition Report on Form 10-KSB     [ ]  Transition Report on Form 10-QSB
[ ]  Transition Report on Form 20-F       [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

         For the Transition Period Ended:
                                          --------------------------------------

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant           Biovest International, Inc.
                        --------------------------------------------------------

Former name if applicable         Cellex Biosciences, Inc.
                         -------------------------------------------------------

Address of principal executive office (Street and Number)

                                540 Sylvan Avenue
--------------------------------------------------------------------------------

City, state and zip code          Englewood Cliffs, New Jersey 07632
                         -------------------------------------------------------

                                     PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

 [X]     (b)  The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

                  The Form 10-QSB could not be filed within the prescribed period due to the inability to compile the information required for the financial statements within such time.

                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification.

            Thomas F. Belleau                  (201) 816-8900
        -----------------------------------------------------------------
             (Name)                     (Area Code)  (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The earnings statements to be included in the Registrant's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001, as compared to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000, will reflect significant changes in the Registrant's results of operations because of increases in general and administrative expenses and research and development costs. For the quarter ended March 31, 2001, the Registrant expects to report a net loss of $1,612,000. In comparison, for the fiscal quarter ended March 31, 2000, the Registrant reported a net loss of $397,000.

                           Biovest International, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    May 15, 2001          By: /s/ Thomas F. Belleau
     ---------------------        -------------------------------------------
                                   Thomas F. Belleau, Chief Financial Officer